                                                                  Exhibit 99.A.4


                          [RADYNE COMSTREAM LETTERHEAD]


                                                               December 23, 2002

DEAR ELIGIBLE RADYNE COMSTREAM OPTION HOLDER:

      Due to today's difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that your option may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

      As a result, I am happy to announce that we are offering to certain eligible employees of Radyne ComStream the opportunity to exchange options with exercise prices ranging between $6.00 and $8.25 and between $14.00 and $14.63 per share. Executive officers, directors and non-employees are not eligible to participate in this exchange offer. Additionally, employees who received option grants after June 15, 2002, are not permitted to participate in this exchange offer. Partial tenders of an individual option will not be allowed. If you tender an eligible option, you must tender that entire option and not a portion of it.

      If you elect to voluntarily participate in this program, you will receive an option to purchase new shares based on the following exchange ratio schedule, subject to adjustments for any future stock splits, dividends and similar events:

--------------------------------------------------------------------------------------------------------
      EXERCISE PRICE RANGE                     EXCHANGE RATIO                        EXAMPLE
--------------------------------------------------------------------------------------------------------
                                                                         Existing option to purchase
                                                                         1,000 shares at $7.00 exercise
                                                                         price could be exchanged for
         $6.00 -- $8.25              0.67 shares covered by a new        option to purchase 670 shares
                                     option for every 1 share covered    at a new exercise price equal
                                     by a cancelled option               to stock price at date of new
                                                                         option grant
--------------------------------------------------------------------------------------------------------
                                                                         Existing option to purchase
                                                                         1,000 shares at $14.50 exercise
                                                                         price could be exchanged for
        $14.00 -- $14.63             0.40 shares covered by a new        option to purchase 400 shares
                                     option for every 1 share covered    at a new exercise price equal
                                     by a cancelled option               to stock price at date of new
                                                                         option grant
--------------------------------------------------------------------------------------------------------

      No fractional shares will be issued. If the number of shares subject to a new option issuable on the grant date would include a fraction of a share, the number of shares will be rounded to the nearest share. Accrued vesting will remain consistent with the original grant once the new option is approved.

      We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. For example, if we accept and cancel the tendered options on January 22, 2003, as currently scheduled, we will grant the new options on or about August 23, 2003. The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market's National Market on the date we grant the new options.

      You must be a current employee of Radyne ComStream from the date you tender options continuously until the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new option or any other consideration for the options tendered by you and canceled by the Company.

      Radyne ComStream expects that there will be no accounting charges to the Company as a result of the stock exchange program. Moreover, the Company does not anticipate that there will be any tax consequences to U.S. option holders. Eligible option holders in other jurisdictions are encouraged to consult their tax advisors.

      The new options will be granted under, and subject to, the terms of either the 1996 Plan or 2000 Plan. If we accept your options for exchange, we will forward a new option agreement to you promptly following the issuance of the new options.

      The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

      The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks, which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

      While current rules and regulations do not require us to obtain our stockholders' approval of the option exchange program, our board of directors, which includes representatives from our largest stockholder, has approved the program.

      If you have any questions about the offer, please contact Garry D. Kline at (602) 437-9620 or by e-mail to gkline@radynecomstream.com.

      We thank you for your continued efforts on behalf of Radyne ComStream.

                                             Sincerely,


                                             Robert C. Fitting
                                             Chief Executive Officer

Enclosures